Filed by: Gallery Trust pursuant to Rule 425

under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Laudus Trust

File Number of the Related

Registration Statement: 333-225946

INTERNAL USE ONLY

NO PORTION CAN BE PROVIDED EXTERNALLY

Mondrian CSO Internal Q&A

June 29, 2018

QUESTIONS & ANSWERS

What is happening with the Funds?

•	You are being asked to approve the reorganization of the Laudus Mondrian International Government Fixed Income Fund (the “Target Fund”) into the Mondrian International Government Fixed Income Fund (the “Acquiring Fund”). This would enable Mondrian Investment Partners Limited (“Mondrian”), the investment sub-adviser of the Target Fund and the investment adviser of the Acquiring Fund, to serve as the sole investment adviser with respect to the assets that you have invested in the Target Fund, by transferring such assets to the Acquiring Fund. Charles Schwab Investment Management, Inc. (“CSIM”), the Target Fund’s investment adviser, is not an investment adviser of the Acquiring Fund.

•	You are being asked to approve the reorganization of the Laudus Mondrian Emerging Markets Fund (the “Target Fund”) into the Mondrian Emerging Markets Equity Fund (the “Acquiring Fund”). This would enable Mondrian, the investment sub-adviser of the Target Fund and the investment adviser of the Acquiring Fund, to serve as the sole investment adviser with respect to the assets that you have invested in the Target Fund, by transferring such assets to the Acquiring Fund. CSIM, the Target Fund’s investment adviser, is not an investment adviser of the Acquiring Fund.

[Summary of Key Information – “On what am I being asked to vote?”; “What are the reasons for the proposed Reorganizations?”]

Why is this happening?

•	CSIM has decided to cease being investment adviser of the Target Funds, and CSIM and Mondrian believe the reorganizations are the best alternatives for shareholders of the Target Funds. [Shareholder Letter]

•	The proposed reorganizations are expected to result in a reduction in management fees and annual operating expenses, both before and after fee waivers, and provide Mondrian with the opportunity to create future economies of scale that could benefit shareholders if certain fixed costs can be spread across a larger asset base. [Summary of Key Information – “What are the reasons for the proposed Reorganizations?”]

•	In considering the reorganizations, the Target Trust Board considered these and other factors in concluding that each reorganization would be in the best interest of the Target Fund and its shareholders. [Summary of Key Information – “What are the reasons for the proposed Reorganizations?”]

Laudus Trust	Gallery Trust

What are the Key Dates?

July 20	Anticipated record date for the determination of Target Fund shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
Anticipated early August	Proxy Statement/Prospectus mailed/emailed to shareholders eligible to vote
Early August – Sept 16 (anticipated)	Voting is open
September 17*	Anticipated Shareholder meeting
September 24	If shareholders approve a reorganization, consummation of the reorganization is expected to occur immediately prior to the opening of regular trading on the NYSE

*	If sufficient votes to approve a Proposal are not received by the date of the Meeting or any reconvened Meeting following an adjournment, the Meeting or reconvened Meeting may be adjourned or postponed to permit further solicitations of proxies. [Notice]

What are the expected benefits to shareholders? – five key points

1)	Continuity of Management

•	Mondrian, the sub-adviser to each Target Fund, will serve as the investment adviser to the Acquiring Funds and continue to perform the day-to-day portfolio management of the Acquiring Funds. [The Proposed Reorganizations – Board Considerations in Approving the Reorganizations]

•	The portfolio management team of the Mondrian Emerging Markets Equity Fund is the same as the portfolio management team of its corresponding Target Fund. The portfolio management team of the Mondrian International Government Fixed Income Fund is substantially the same as the portfolio management team of its corresponding Target Fund. [Shareholder Letter]

2)	Lower Fees - Each reorganization is expected to result in a reduction in management fees and annual operating expenses, both before and after fee waivers. [Shareholder Letter] The pro forma expense ratios show projected estimated expenses, but actual expenses may be higher or lower than those shown.

Proposal 1: Reorganization of the Laudus Mondrian Emerging Markets Fund into the Mondrian Emerging Markets Equity Fund

	Current	Pro Forma
	Laudus Mondrian Emerging Markets Fund (Target Fund)	Mondrian Emerging Markets Equity Fund (Acquiring Fund)
Shareholder Fees (fees paid directly from your investments)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	0.75%
Other Expenses[1]	0.22%	0.20%
Total Annual Fund Operating Expenses	1.22%	0.95%
Less Fee Waiver and/or Expense Reimbursement	(0.02)%[2]	(0.03)%[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%	0.92%

(1)

The Target Fund other expenses reflect expenses for the fiscal year ended March 31, 2018. The pro forma Acquiring Fund other expenses are based on estimated amounts for the current fiscal year, after giving effect to the reorganization.

(2)

Charles Schwab Investment Management, Inc. (“CSIM”), the Target Fund’s investment adviser, has contractually agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Target Fund to 1.20% until at least July 30, 2020. During this term, the agreement may only be amended or terminated with the approval of the Target Trust Board. Any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the Target Fund to CSIM during the next two fiscal years to the extent that the repayment will not cause the Target Fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year or the current year. CSIM may, but is not required to, extend the agreement for additional years.

(3)	Mondrian has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep total annual fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and non-routine expenses) from exceeding 0.92% of the Acquiring Fund’s average daily net assets until February 28, 2021. This agreement may be terminated: (i) by the Acquiring Trust Board, for any reason at any time; or (ii) by Mondrian, upon ninety (90) days’ prior written notice to the Acquiring Trust, effective as of the close of business on February 28, 2021.

Proposal 2: Reorganization of the Laudus Mondrian International Government Fixed Income Fund into the Mondrian International Government Fixed Income Fund

	Current	Pro Forma
	Laudus Mondrian International Government Fixed Income Fund (Target Fund)	Mondrian International Government Fixed Income Fund (Acquiring Fund)
Shareholder Fees (fees paid directly from your investments)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%	0.50%
Other Expenses[1]	0.22%	0.26%
Total Annual Fund Operating Expenses	0.82%	0.76%
Less Fee Waiver and/or Expense Reimbursement	(0.07)%[2]	(0.16)%[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%	0.60%

(1)

The Target Fund other expenses reflect expenses for the fiscal year ended March 31, 2018. The pro forma Acquiring Fund other expenses are based on estimated amounts for the current fiscal year, after giving effect to the reorganization.

(2)

CSIM, the Target Fund’s investment adviser, has contractually agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Target Fund to 0.75% until at least July 30, 2020. During this term, the agreement may only be amended or terminated with the approval of the Target Trust Board. Any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the Target Fund to CSIM during the next two fiscal years to the extent that the repayment will not cause the Target Fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year or the current year. CSIM may, but is not required to, extend the agreement for additional years.

(3)	Mondrian has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep total annual fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and non-routine expenses) from exceeding 0.60% of the Acquiring Fund’s average daily net assets until February 28, 2021. This agreement may be terminated: (i) by the Acquiring Trust Board, for any reason at any time; or (ii) by Mondrian, upon ninety (90) days’ prior written notice to the Acquiring Trust, effective as of the close of business on February 28, 2021.

[Summary of Key Information – “How do the Funds’ expenses compare?”]

3)	Compatibility of Investment Objectives and Strategies - Each Acquiring Fund has the same investment objective and substantially the same principal investment strategies and principal risks as its corresponding Target Fund. [Shareholder Letter]

4)	Experienced Trustees, Officers and Service Providers - Each Acquiring Fund has experienced trustees and officers. Also, the administrator, distributor and other service providers of each Acquiring Fund are established mutual fund service providers. [Shareholder Letter]

The following table identifies the other principal service providers of the Target Funds and the Acquiring Funds:

	Target Funds	Acquiring Funds
Accounting Services/Administrator:	State Street Bank and Trust Company	SEI Investments Global Funds Services
Transfer Agent:	DST Asset Manager Solutions, Inc.	Atlantic Shareholder Services, LLC
Custodian:	State Street Bank and Trust Company	Brown Brothers Harriman & Co.
Auditor:	PricewaterhouseCoopers LLP	PricewaterhouseCoopers LLP

[Summary of Key Information – “How do the Funds’ other service providers compare?”]

5)	Best Alternative - CSIM has decided to cease being investment adviser of the Target Funds, and CSIM and Mondrian believe that the reorganizations are the best alternatives for shareholders of the Target Funds. [Shareholder Letter]

What are the costs of the reorganizations and who is paying for them?

•	Mondrian or an affiliate will pay all of the direct costs of each reorganization, including costs associated with organizing the Acquiring Fund, costs associated with the preparation, printing and distribution of this Proxy Statement/Prospectus, legal fees, accounting fees, transfer agent and custodian conversion costs, and expenses of soliciting Target Fund shareholders and holding the Meeting (and any adjournments and postponements thereof). However, the Target Fund will pay the brokerage or other transaction costs, including capital gains taxes and transfer taxes for foreign securities, incurred in connection with the transfer of the Target Fund’s portfolio holdings to the Acquiring Fund.

•	The sale of certain of a Target Fund’s portfolio holdings in connection with the transfer of the Target Fund’s portfolio holdings to its corresponding Acquiring Fund may also result in the realization of capital gains by the Target Fund that, to the extent not offset by capital losses, would be distributed to shareholders, and those distributions would be taxable to shareholders who hold shares in taxable accounts.

[The Proposed Reorganizations – Costs of the Reorganizations]

Any changes to the portfolio management teams?

•	The portfolio management team of the Mondrian Emerging Markets Equity Fund is the same as the portfolio management team of its corresponding Target Fund. The portfolio management team of the Mondrian International Government Fixed Income Fund is substantially the same as the portfolio management team of its corresponding Target Fund, but the Mondrian International Government Fixed Income Fund has identified a smaller group of team members as being primarily responsible for the day-to-day management of the Fund’s portfolio. [Summary of Key Information – “Will the Funds have different portfolio managers?”]

Will the Funds impose new minimums for new shareholders and subsequent investments?

•	Yes. The minimum initial investment for the Laudus Mondrian International Government Fixed Income Fund is $100. This minimum may be waived for certain retirement plans and plan participants, and for certain investment programs, or in the Fund’s sole discretion. There is no subsequent investment minimum for the Laudus Mondrian International Government Fixed Income Fund and there is no initial or subsequent investment minimum for the Laudus Mondrian Emerging Markets Fund.

The minimum initial investment for each Acquiring Fund is $1 million. Subsequent investments in each Acquiring Fund must be at least $100. Each Acquiring Fund may accept investments of smaller amounts in its sole discretion. [Summary of Key Information – “How do the Funds’ purchase and redemption procedures and exchange policies compare?”]

Will current shareholders be subject to the Acquiring Funds’ minimum initial investments?

•	If you receive shares of an Acquiring Fund as a result of a reorganization, you will not be subject to the Fund’s minimum initial investment. [Summary of Key Information – “How do the Funds’ purchase and redemption procedures and exchange policies compare?”]

Can shareholders purchase and redeem throughout the period?

•	Shareholders can continue to purchase and redeem shares of a Target Fund in accordance with its current prospectus disclosure.

How do I vote on the Reorganizations? What is the deadline?

•	There are several ways you can vote your shares, including in person at the Meeting, by mail, by telephone, or via the Internet. The proxy card that accompanies the Proxy Statement/Prospectus provides detailed instructions on how you may vote your shares. If you properly fill in and sign your proxy card and send it in time to vote at the Meeting, your “proxy” will vote your shares as you have directed. If you sign your proxy card but do not make specific choices, your proxy will vote your shares “FOR” the reorganization of the Target Fund.

•	Unless you attend the Meeting to vote in person, your vote (cast by Internet, telephone or paper proxy card) must be received by 9:00 p.m. Pacific Time on September 16, 2018.

[Summary of Key Information – “How do I vote on the Reorganizations?”]

•	Shareholders should read the Proxy Statement/Prospectus when it is available because it contains important information about the Acquiring Funds and the reorganizations. The Proxy Statement/Prospectus will be mailed to shareholders and will be available for free at the SEC’s website (www.sec.gov) or by calling 888-832-4386.

What will happen if shareholders do not approve the Reorganization?

•	If sufficient votes to approve a Proposal are not received by the date of the Meeting or any reconvened Meeting following an adjournment, the Meeting or reconvened Meeting may be adjourned or postponed to permit further solicitations of proxies. [Notice]

•	If shareholders of a Target Fund do not approve its reorganization, the Target Trust Board will consider what further action is appropriate for the Target Fund, including liquidation. [Introduction]